Exhibit 99.1

Aurora Cannabis Announces Change to Executive Team: Cam Battley Steps Away From his Role as Chief Corporate Officer

Mr. Battley Appointed to Board of Directors of MedReleaf Australia

TSX | NYSE: ACB

EDMONTON, Dec. 21, 2019 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE │ TSX: ACB), the Canadian company defining the future of cannabis worldwide, announces a change to the Executive Team. Cam Battley has stepped down as Chief Corporate Officer effective December 20, 2019.

Mr. Battley joined Aurora in 2016, serving a number of senior roles critical to the success of the company in its early years before being named Chief Corporate Officer in 2018. Mr. Battley has been instrumental in Aurora's international growth, serving as a powerful advocate and corporate voice in support of global acceptance.

Mr. Battley has earned the reputation as a formidable leader and advocate in Canada and beyond. With a clear passion for cannabis advocacy, Aurora is grateful for his contributions to the company's growth and role as a global medical cannabis leader.  As the Canadian cannabis industry evolves, Aurora continues to enhance its executive team to be fit for the longevity of the industry in Canada and beyond.

"Our roots run deep, and Cam has been an integral part of the development, growth and expansion of Aurora," says Terry Booth, CEO of Aurora. "We are grateful for Cam's leadership and passion over his many years with Aurora.  I am sure Cam will be successful as he moves on to tackle Australia."

Mr. Battley was appointed to MedReleaf Australia's Board in November of 2019. This appointment has been approved by Australia's Federal Office of Drug Control. MedReleaf Australia is a privately held medical cannabis company established in 2016, based in Brisbane, Queensland. MedReleaf Australia is fully licensed to cultivate, manufacture, import and sell medical cannabis. Aurora holds a 10% stake as well as 50% voting rights in MedReleaf Australia. Australia has seen dramatic growth in the medical cannabis space over the last 18 months from less than 500 patients in June of 2018 to over 24,000 as of November 2019.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg per annum and sales and operations in 25 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality consistent product. Designed to be replicable and scalable globally, our production facilities are designed to produce cannabis at significant scale, with high quality, industry-leading yields, and low-per gram production costs. Each of Aurora's facilities is built to meet European Union Good Manufacturing Practices ("EU GMP") standards. Certification has been granted to Aurora's first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland. All Aurora facilities are designed and built to the EU GMP standard.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 17 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, Chemi Pharmaceutical, and Hempco – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI), EnWave Corporation (TSXV: ENW), Capcium Inc. (private), Evio Beauty Group (private). Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These forward-looking statements are only predictions.  Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 10, 2019 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Laura Gallant, +1.437.992.8429, laura.gallant@auroramj.com; For Investors: Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com

CO: Aurora Cannabis Inc.

CNW 17:27e 21-DEC-19